[redacted]

SEC 13025205 SSION

SEC
Mail Processing
Section
MAY 30 2013
Washington DC
401

DP 6/5/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

Charlestown (City) RI (State) 02813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Scribner (401) 364-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400, Warwick RI 02888
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/5/13

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public MCE: 12/27/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)(2)(ii)

SEC
Mail Processing
Section

MAY 30 2013

Washington DC
401

Gramercy Securities, Inc.

Financial Statements

For the Year Ended
March 31, 2013

Certified Public Accountants

Gramercy Securities, Inc.

Financial Statements

For the Year Ended
March 31, 2013

Table of Contents

Muto, Vollucci & Co., Ltd.

Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

Independent Auditors' Report

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

Report on the Financial Statements

We have audited the accompanying balance sheet of Gramercy Securities, Inc. (the Company) as of March 31, 2013 and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gramercy Securities, Inc. as of March 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

May 20, 2013

Gramercy Securities, Inc.
Balance Sheet
March 31, 2013

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$43,774	$	$43,774
Amounts receivable	8,041	1,200	9,241
Prepaid corporate taxes		2,920	2,920
Deferred tax asset (Notes 2 and 4)		8,600	8,600
Total current assets	51,815	12,720	64,535
Property and equipment, net (Note 3)	0	0	0
Total assets	$51,815	$12,720	$64,535

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Amounts payable	$18,321	$	$18,321
Corporate taxes payable (Note 4)	1,300		1,300
Total current liabilities	19,621		19,621
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400		11,400
Additional paid-in-capital	1,114		1,114
Retained earnings	19,680	12,720	32,400
Total stockholder's equity	32,194	12,720	44,914
Total liabilities and stockholder's equity	$51,815	$12,720	$64,535

See independent auditors' report
and accompanying notes.

Gramercy Securities, Inc.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2013

Revenues:	
Commissions and 12b1 fees	$1,326,858
Marketing fee	5,000
Total revenues	1,331,858
Expenses:	
Agent commissions	1,203,380
Auto expense	3,343
Clearing fees	3,643
Compliance	3,832
Communications	3,228
Contributions	100
Insurances	4,021
Licenses, registrations and regulatory fees	10,480
Meals and entertainment	718
Office expenses	2,682
Officer compensation	55,500
Payroll taxes	4,834
Postage and overnight delivery charges	2,602
Professional fees	21,993
Rent	5,202
Travel	2,089
Utilities	141
Total expenses	1,327,788
Income before taxes	4,070
Corporate taxes (Note 4)	2,500
Net income	1,570
Retained earnings, beginning of the year	30,830
Retained earnings, end of the year	$ 32,400

See independent auditors' report
and accompanying notes.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2013

Cash flows from operating activities:	
Net income	$ 1,570
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax asset	1,200
Increase (decrease) in cash from changes in assets and liabilities:	
Amounts receivable	89,890
Prepaid corporate taxes	(800)
Amounts payable	(82,936)
Corporate taxes payable	800
Total adjustments	8,154
Increase in cash provided by operating activities	9,724
Cash, beginning of the year	34,050
Cash, end of the year	$43,774

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Corporate taxes	$1,300

See independent auditors' report
and accompanying notes.

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California and an office of supervisory jurisdiction in Amarillo, Texas. In total there are six registered representatives. The Company limits its operations as described in SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Gramercy Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

<u>Handling Customers' Funds</u>

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

<u>Amounts Receivable</u>

Management does not record an allowance for doubtful collections because of favorable historical performance and the nature of the receivable obligations.

<u>Revenue Recognition</u>

Commission income from securities transactions is recorded on a trade date basis, or when earned.

<u>Depreciation</u>

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of 5 years. For federal income tax purposes, depreciation is computed using accelerated methods.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the Accounting for Income Taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2013:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ 0

4. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state filing fees totaling $1,300.

At March 31, 2013 the current deferred tax asset consisted of the following tax effects of temporary differences:

Net operating loss carryforward	$8,600

4. Corporate Taxes (continued)

The components of the deferred tax asset included the following at March 31, 2013:

Deferred:	
Federal	$5,400
State	3,200
	$8,600

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

	Amount	Expiration Date
Year Ended:		
March 31, 2009	$11,348	March 31, 2024
March 31, 2010	5,836	March 31, 2025
March 31, 2011	7,313	March 31, 2026
March 31, 2012	11,553	March 31, 2027
	$36,050	

The provision for corporate taxes consists of the following for the year ended March 31, 2013:

Current	$1,300
Deferred tax expense	1,200
	$ 2,500

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2013, the Company had a net capital of $32,194, which was $27,194 in excess of its required minimum net capital. At March 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 60.9%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

See independent auditors' report.

6. Commitment, Contingency and Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB ASC 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The interpretation requires the Company to internally monitor its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority.

8. Contingency

The Company and its president have been named as respondents in a FINRA dispute resolution arbitration case brought by a customer who made certain investments based on the recommendation of a registered representative of the Company. The matter is in its initial stages. Per the Company's attorneys, at this early point in the proceeding, it is impossible to determine the likelihood of an unfavorable outcome or an estimate of the range of potential loss, if any.

9. Subsequent Events

The Company has evaluated subsequent events through May 20, 2013, which is the date the financial statements were available to be issued.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

We have audited the accompanying financial statements of Gramercy Securities, Inc. as of and for the year ended March 31, 2013, and have issued our report thereon dated May 20, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

May 20, 2013

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
GRAMERCY SECURITIES, INC. as of 3/31/2013

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 44,914	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				44,914	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 12,720	3540		
B. Secured demand note deficiency			3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(12,720)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 32,194	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital				$ 32,194	3750

OMIT PENNIES

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at March 31, 2013.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
GRAMERCY SECURITIES, INC. as of 3/31/2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 1,308	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 27,194	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 26,194	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 19,621	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 19,621	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 60.9	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% --	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing as of March 31, 2013.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

In planning and performing our audit of the financial statements of Gramercy Securities, Inc. (the Company) as of and for the year ended March 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

May 20, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed in the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Gramercy Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gramercy Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gramercy Securities, Inc.'s management is responsible for the Gramercy Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

May 20, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024767 FINRA MAR
GRAMERCY SECURITIES INC
P O BOX 1059
3949 OLD POST RD STE 200
CHARLESTOWN RI 02813-2599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2329.65

B. Less payment made with SIPC-6 filed (exclude interest) (1299.00)

10/29/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2030.65

E. Interest computed on late payment (see instruction E) for_____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2030.65

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2030.65

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRAMERCY SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 23 day of MAY, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,331,858

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,331,858

2e. General Assessment @ .0025 $ 3329.65

(to page 1, line 2.A.)

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

Warwick, Rhode Island